FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company with Authorized Capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), pursuant to Article 3 of CVM Instruction 358/02, hereby informs that it has received the correspondence below on this date from its controlling shareholder Casino Guichard‐Perrachon.

São Paulo, July 29th, 2015.

Daniela Sabbag

Investor Relations Officer

Paris, July 29th, 2015

To the

Members of the Board of Directors of Companhia Brasileira de Distribuição (“CBD”)

Copy to: Mr. Ronaldo Iabrudi - CEO

Dear Sirs:

On the date hereof, the Board of Directors of Casino Guichard-Perrachon (“Casino”) approved a new organization of its activities in Latin America with the sale in cash to Almacenes Éxito S.A. (“Éxito”), the Colombian retail company controlled by Casino, of a 50% stake in the French company Segisor that will indirectly own the ordinary shares issued by CBD held by Casino and the sale of 100% of Libertad S.A., Casino’s subsidiary in Argentina (“Libertad”) for a total amount of USD 1.8 billion (€ 1.7 billion) (the “Transaction”)1.

The combined entity will become a leading South American retail group in the largest economies of the continent (Brazil, Colombia, Argentina and Uruguay) with over USD 33 billion of sales and USD 2.7 billion of EBITDA (based on 2014 figures) with Brazil being the largest market of the new entity.

The Transaction will allow the implementation of synergies and cross-development opportunities creating significant value for Éxito, Libertad, CBD and Casino. A dedicated Synergy Committee, composed of key executives of each company, will be responsible for the implementation of synergies and development opportunities.

Éxito will fully consolidate the accounts of CBD. Casino will remain Éxito’s controlling shareholder, with a 54.8% ownership, and will continue to fully consolidate Éxito and CBD accounts while achieving a rebalancing of its financial structure, supported by the strong cash-flow generation of the Latin American subsidiaries.

Casino and Éxito will share the direct control of CBD through three shareholders’ agreements to be entered by the relevant parties upon closing: shareholders’ agreement of Segisor, shareholders’ agreement of Segisor’s Brazilian subsidiary (Wilkes Participações S.A.) and the shareholders’ agreement of CBD (the latter two agreements shall be filed with CBD’s principal offices).

 1 Based on a price per share of R$ 100 for CBD, implying a 21% premium over the average share price of preferred shares of CBD in the last 66 trading sessions and a 2014 sales multiple of 0.55x for Libertad.

Éxito and Casino have agreed on changes to the composition of the Board of Directors and committees of CBD to reflect the new post-Transaction shareholding structure: (a) the Board of Directors of CBD shall be composed of eleven (11) members, Casino and Éxito shall have the right to appoint three (3) members each; and (b) Casino and Éxito shall have an equal representation in each of CBD’s Special Committees. There will be no change to the executive management of CBD as a result of the Transaction.

In addition, the shareholders’ agreement of Segisor provides that, prior to all Boards of Directors and Shareholders’ Meetings of CBD, the Segisor Board of Directors shall meet to agree on the votes to be cast jointly by the representatives of both Casino and Éxito and instruct such representatives. The resolutions of the Segisor Board of Directors shall be made by unanimous vote, except for certain specific matters provided therein.

The Transaction is subject to customary conditions precedent, notably the favorable resolution of the Shareholders’ Meeting of Éxito, convened for August 18, 2015, and is expected to be completed by the end of August 2015. We will maintain this Board fully and promptly informed about all the relevant steps related to the Transaction.

Casino Guichard-Perrachon

Jean-Charles Naouri

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 30, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.